Exhibit 99.2

CANOPY WAVE INC.

AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025 AND THE PERIOD FROM MAY 10, 2024

(INCEPTION) THROUGH DECEMBER 31, 2024

CANOPY WAVE INC.

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm: Assentsure PAC (PCAOB ID: 6783)	F-2
Balance Sheets as of December 31, 2024 and 2025 (Audited)	F-3
Statements of Operations and Comprehensive Income/(Loss) for the Year Ended December 31, 2025 and the Period from May 10, 2024 (Inception) through December 31, 2024 (Audited)	F-4
Statements of Changes in Shareholders’ Equity/(Deficit) for the Year Ended December 31, 2025 and the Period from May 10, 2024 (Inception) through December 31, 2024 (Audited)	F-5
Statements of Cash Flows for the Year Ended December 31, 2025 and the Period from May 10, 2024 (Inception) through December 31, 2024 (Audited)	F-6
Notes to Financial Statements (Audited)	F-7-F-18

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Canopy Wave Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Canopy Wave Inc. (“the Company”) as of December 31, 2025 and 2024, the related statements of operations and comprehensive income (loss), statements of changes in shareholders’ equity (deficit), and statements of cash flows for the year ended December 31, 2025 and the period from May 10, 2024 (inception) through December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, the results of its operations and its cash flows for the year ended December 31, 2025 and the period from May 10, 2024 (inception) through December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Assentsure PAC

We have served as the Company’s auditor since 2026

Singapore

September 28, 2026

PCAOB ID number: 6783

CANOPY WAVE INC.

BALANCE SHEETS

(In thousands, except for number of shares and per share data)

	As of December 31, 2024	As of December 31, 2025
	(US$)	(US$)
Assets
Current assets:
Cash and cash equivalents	1,522	3,032
Accounts receivable	331	460
Prepaid income tax	—	384
Deposits and prepaid expenses	61	12
Total current assets	1,914	3,888

Non - current assets:
Deferred income taxes	799	604
Total non - current assets:	799	604
Total assets	2,713	4,492

Liabilities and equity
Current liabilities:
Accounts payable	54	1,774
Deferred revenue	773	706
Employee benefits payable	17	12
Payroll tax payable	—	1
Tax payable	193	1
Total current liabilities	1,037	2,494

Non - current liabilities:
Long - term borrowings	1,562	1,759
Deferred revenue - non-current	580	—
Total non - current liabilities	2,142	1,759
Total liabilities	3,179	4,253

Commitments and contingencies

Shareholders’ (deficit) equity:
Common stock, $0.00001 par value, 12,000,000 shares authorized, 10,000,000 shares issued and outstanding	*	*
Additional paid - in capital	—	170
(Accumulated deficit) Retained earnings	(466)	69
Total shareholders’ (deficit) equity	(466)	239
Total liabilities and shareholders’ (deficit) equity	2,713	4,492

*	Amounts of less than $1,000 are presented as “*” due to rounding to thousands of US dollars.

The accompanying notes are an integral part of these financial statements.

CANOPY WAVE INC.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(In thousands, except for number of shares and per share data)

	For the year ended December 31, 2025 and the period from May 10, 2024 (inception) through December 31, 2024
	2024	2025
	(US$)	(US$)
Revenues
Service contract revenue	1,979	6,275
Hardware revenue	4,342	6,098
Total revenue	6,321	12,373
Cost of goods sold and direct costs	3,959	7,580
Gross profit	2,362	4,793

Research and development costs	3,298	2,026
General and administrative	211	300
Selling and marketing expense	203	1,559
Total operating expenses	3,712	3,885

(Loss) income from operations	(1,350)	908
Other income (expense)	278	(198)
Interest income	—	20
Net (loss) income before income taxes	(1,072)	730
Income tax benefit (expense)	606	(195)
Net (loss) income	(466)	535

Other comprehensive income (loss)	—	—
Total Comprehensive (loss)/income	(466)	535

(Loss) income per ordinary share
Basic	(0.0466)	0.0535
Diluted	(0.0466)	0.0517

Weighted average number of ordinary shares outstanding:
Basic	10,000,000	10,000,000
Diluted	10,000,000	10,356,111

The accompanying notes are an integral part of these financial statements.

CANOPY WAVE INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT)

(In thousands, except for number of shares and per share data)

	Common Stock		Additional	(Accumulated deficit)/	Accumulated other	Total shareholders’
	Number of shares*	Amount	paid-in capital	Retained earnings	comprehensive income(loss)	equity/ (deficit)
		(US$)	(US$)	(US$)	(US$)	(US$)
Balance, May 10, 2024 (inception)	—	—	—	—	—	—
Net loss	—	—	—	(466)	—	(466)
Issuance of common stock	10,000,000	*	—	—	—	—
Balance, December 31, 2024	10,000,000	*	—	(466)	—	(466)

Balance, January 1, 2025	10,000,000	*	—	(466)	—	(466)
Net income	—	—	—	535	—	535
Stock - Based Compensation	—	—	170		—	170
Balance, December 31, 2025	10,000,000	*	170	69	—	239

*	Common stock consists of 12,000,000 authorized shares, $0.00001 par value, of which 10,000,000 shares are issued and outstanding as of December 31, 2024 and 2025; all were issued in May 2024, upon incorporation, for an aggregate consideration of $100 (shown as “*”), holders have one vote per share, dividend rights when declared, and ratable liquidation rights, with no conversion, redemption or preemptive rights.

The accompanying notes are an integral part of these financial statements.

CANOPY WAVE INC.

STATEMENTS OF CASH FLOWS

(In thousands)

	For the year ended December 31, 2025 and the period from May 10, 2024 (inception) through December 31, 2024
	2024	2025
	(US$)	(US$)
Cash flows from operating activities
Net (loss) income	(466)	535
Deferred income taxes	(799)	195
Stock - Based Compensation	—	170
Non-cash interest expense on long-term borrowings	108	197
Gain on initial recognition of long-term borrowings	(386)	—
Changes in operating assets and liabilities:
Increase in accounts receivable	(331)	(129)
Increase in prepaid income taxes	—	(384)
Increase in accounts payable	54	1,720
Increase/(decrease) in tax payables	193	(192)
Increase/(decrease) in deferred revenue	1,353	(647)
(Increase)/decrease in deposits and prepaid expenses	(61)	49
Increase/(decrease) in employee benefits payable	17	(4)

Net cash (used in)/provided by operating activities	(318)	1,510

Cash flows from investing activities
Net cash provided by (used for) investing activities	—	—

Cash flows from financing activities
Proceeds from issuance of common stock	*	—
Proceeds from Long - term borrowing financing	1,840	—
Net cash provided by financing activities	1,840	—
Net increase in cash and cash equivalents	1,522	1,510
Cash, beginning of year	—	1,522
Cash, end of year	1,522	3,032

Supplemental disclosures:
Cash payments made for income taxes	—	577
Supplemental disclosures of non-cash investing and financing activities:
Non - cash interest expense	108	197

*	Amounts of less than $1,000 are presented as “*” due to rounding to thousands of US dollars.

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND OPERATIONS

Canopy Wave Inc. (the Company), a Delaware corporation formed in May 2024, specializes in building and operating high-performance AI inference platforms. The Company’s principal place of business is located in Santa Clara, California. The Company’s operations include developing proprietary cloud-based platforms, offering data integration support, and delivering tailored analytics reporting.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of these financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company continually evaluates these estimates and assumptions based on the most recently available information, historical experience and various other assumptions that the Company believes to be reasonable under the circumstances.Significant accounting estimates and judgments reflected in the Company’s financial statements include, but are not limited to, the allowance for credit losses, valuation allowance for deferred tax assets, valuation of employee stock options, estimates of contract progress, standalone selling prices and variable consideration in revenue recognition, and the present value of long-term interest-free borrowings. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

Cash and cash equivalents - Cash and cash equivalents consist of bank deposits, which are unrestricted as to withdrawal and use. The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Revenue Recognition - The Company’s revenue consists of hardware and service revenues. Hardware revenues are recognized at a point in time when control of the hardware transfers to the customer, generally upon shipment to the customer or when the hardware is made available for customer pickup. Service revenues are recognized over time as the customer simultaneously receives and consumes the benefits provided by the Company’s performance, or as the Company creates or enhances an asset that the customer controls. Service revenues consist of the following:

●	Consultation services — Revenue is recognized over time using a time-based method over the life of the related contract.

●	Cloud and managed services — Revenue is recognized over time as services are rendered. These services primarily consist of recurring subscription and usage-based arrangements, including Inference as a Service, GPU as a Service, and GPU Infrastructure Management. Customers are typically billed monthly based on hours incurred or contractually agreed subscription/usage terms. Amounts billed in advance of the service period are recorded as deferred revenue and recognized as revenue when the related services are performed.

●	Infrastructure design and deployment services — Revenue from fixed-price or milestone-based contracts for the design, build, and deployment of customized infrastructure, including GPU Cluster Design and Deployment and Modular Data Center Construction, is recognized over time using the cost-to-cost input method to measure progress toward completion. The timing and amount of revenue recognition in this category are significantly influenced by project timelines, supply chain logistics, and the achievement of specific deployment milestones.

The Company has assessed whether it acts as a principal or an agent for each of its revenue streams in accordance with ASC 606-10-55-37 through 55-40, based on the terms of its material sales and purchase contracts, and has concluded that it controls the specified goods or services before they are transferred to its customers and therefore acts as a principal for all of its revenue streams. For hardware sales, suppliers generally ship the hardware directly to the customer or make it available for customer pickup at the supplier’s premises; such drop-shipment is a fulfilment arrangement and does not alter the Company’s principal conclusion, which is based on the Company’s primary responsibility for the fulfilment and acceptability of the hardware, its inventory and fulfilment risks (including procurement commitments and price risk), and its discretion in establishing the prices charged to customers, and not on the gross presentation of related cash flows.

Performance Obligation - The Company’s performance obligations primarily consist of transferring hardware and providing cloud-based managed services, consultation services, and infrastructure design and deployment services. For contracts that include multiple performance obligations, the transaction price is allocated to each performance obligation based on its relative standalone selling price. The Company does not provide returns, refunds, or warranties on its services. For sales of hardware, the Company provides an assurance-type warranty that guarantees the hardware will function as intended. Such assurance-type warranties do not represent separate performance obligations. The Company accrues for estimated warranty costs at the time the hardware revenue is recognized, based on historical experience and anticipated future repair costs.

Significant Judgments - The Company recognizes revenue from its ongoing services, over time as the services are provided, using a time-based method. For infrastructure design and deployment services significant judgment is required to determine the timing of revenue recognition, particularly in estimating the progress toward completion of these long-term development and deployment contracts. Furthermore, when contracts contain multiple performance obligations (e.g., combining infrastructure deployment with ongoing managed services), management exercises significant judgment in determining the standalone selling prices of the distinct goods and services and in allocating the transaction price to each performance obligation. Significant judgment is also required in assessing variable consideration, such as service level agreement credits, to ensure revenue is recognized only to the extent that a significant reversal in the amount of cumulative revenue recognized is not probable. Significant judgment is also applied in the principal versus agent assessment for each revenue stream (ASC 606-10-55-37 through 55-42). Based on the terms of its material sales and purchase contracts, the Company concluded that it acts as a principal for all of its revenue streams, including hardware sales where suppliers deliver the hardware directly to customers, and accordingly recognizes revenue on a gross basis.

Disaggregation of Revenue - The Company disaggregates its revenue into the following categories: (1) Service contract revenue, which includes Consultation services, Cloud and Managed Services (including Inference as a Service, GPU as a Service, and GPU Infrastructure Management), and Infrastructure Design and Deployment services (including GPU Cluster Design and Deployment and Modular Data Center Construction); and (2) Hardware revenue, which represents sales of hardware to customers. These categories depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

For the period from May 10, 2024 (inception) through December 31, 2024 and the year ended December 31, 2025, the disaggregation of revenue by major revenue stream is as follows:

	For the year ended December 31, 2025 and the period from May 10, 2024 (inception) through December 31, 2024
	2024	2025
	(US$)	(US$)
Revenues
Service contract revenue	1,979	6,275
Hardware revenue	4,342	6,098
Total revenue	6,321	12,373

Contract balances - The Company’s contract liabilities consist of deferred revenue arising from advance billings to customers for cloud and managed services, and are presented as deferred revenue on the accompanying balance sheets. The following table summarizes the activity in the Company’s contract liabilities (deferred revenue):

	As of	As of
	December 31,	December 31,
	2024	2025
	US$	US$
Deferred revenue — beginning of period	—	1,353
Revenue recognized from beginning balance	—	(773)
Additions to deferred revenue — current	773	126
Additions to deferred revenue — non-current	580	—
Deferred revenue — end of period	1,353	706

Of the deferred revenue classified as non-current as of December 31, 2024, $580 was reclassified to current during the year ended December 31, 2025, as the related performance obligations became expected to be satisfied within twelve months. As of December 31, 2025, all deferred revenue was classified as current.

Accounts Receivable - The Company records accounts receivable at net realizable value consisting of the carrying amount less an allowance for credit loss as needed. The allowance for credit loss is the Company’s best estimate of the amount of expected credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2025 and 2024, the Company did not record any allowances for credit loss against its accounts receivable.

Cost of Goods Sold and Direct Costs - Cost of goods sold and direct costs consist of hardware, data center operations, direct labor, subcontractor fees, and related overhead directly tied to revenue-generating activities. For Service contract revenue, costs (including GPU server depreciation and power) are expensed as services are rendered. For hardware sales, the associated hardware costs are recognized in full as cost of goods sold at the point in time when control of the hardware transfers to the customer, generally upon shipment to the customer or when the hardware is made available for customer pickup, which is consistent with the timing of recognition of the related hardware revenue. General administrative overhead, research and development, and sales and marketing expenses are excluded from cost of goods sold and expensed as incurred. Consistent with the Company’s principal conclusion under ASC 606, revenue and the related costs of goods sold and direct costs are presented on a gross basis.

Fair Value of Financial Instruments - The carrying value of cash, receivables and accounts payable approximates fair value due to the short maturity of these instruments. None of the financial instruments are held for trading purposes.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This topic also establishes a fair value hierarchy which requires classification based on observable and unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each quarter.

Research and Development - Research and development costs are charged to operations as incurred.

Other Income (Expense) - Other income (expense) includes amounts not directly related to the Company’s principal operations. The Company measures long-term borrowings, including zero-coupon promissory notes, at the present value of their future cash flows discounted at a market rate of interest in accordance with ASC 470. The difference between the face amount of the note and the present value of its future cash flows is recorded in Other Income (Expense) at issuance, with the resulting discount accreted to interest expense over the term of the note using the effective interest method. Interest expense on long-term borrowings, including accretion of the imputed discount, is likewise recorded within Other Expense.

Income Taxes - Income tax expense is based on reported income before income taxes. Deferred tax assets and liabilities are recognized for the temporary differences between the financial reporting basis and the tax basis of assets and liabilities, using currently enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance to the extent that it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company is subject to income taxes in multiple jurisdictions, including U.S. federal and various state jurisdictions. The Company accounts for uncertain tax positions in accordance with ASC 740-10. A tax position is recognized only if it is “more likely than not” that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position. The tax benefit recognized in the financial statements for such positions is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

Advertising - Advertising costs are expensed when the advertisement first occurs. Advertising expense for the year ended December 31, 2025 and the period from May 10, 2024 (inception) through December 31, 2024 was $400 and nil, respectively.

Stock - Based Compensation - The Company accounts for Stock - Based Compensation in accordance with ASC 718, Compensation—Stock Compensation. Under ASC 718, the Company measures the cost of employee services received in exchange for an award of equity instruments (such as stock options and restricted stock units) based on the grant-date fair value of the award. That cost is recognized as compensation expense over the requisite service period using the graded-vesting attribution method, under which each separately vesting tranche is treated as a separate award and compensation cost is recognized over the requisite service period of each tranche.

The Company estimates the grant-date fair value of stock options using a binomial option-pricing model (a Cox-Ross-Rubinstein style lattice). The model requires the use of subjective assumptions, including the expected volatility of the Company’s stock, the expected term of the awards, the risk-free interest rate, and the expected dividend yield. Because the Company is a private entity and lacks company-specific historical equity volatility data, expected volatility is estimated based on the historical volatility of comparable publicly traded companies within the same industry. The Company has elected the expected term practical expedient available to nonpublic entities in accordance with ASC 718-10-30-20A. Because the awards have graded vesting, the expected term is determined for each separately vesting tranche based on the midpoint between the vesting date of that tranche and the contractual term of the award, and the tranche-specific expected terms are weighted to determine the overall expected term. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for a period commensurate with the expected term. The Company has not paid, and does not expect to pay, dividends; therefore, the expected dividend yield is zero.

Commitments and Contingencies - The Company accrues estimated losses from loss contingencies by a charge to income when information available before financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired, or a liability had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Legal expenses associated with the contingency are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the financial statements when it is at least reasonably possible that a material loss could be incurred. As of December 31, 2025 and 2024, there were no contingent liabilities relating to litigations against the Company.

Concentrations of Credit Risk - Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company invests its excess cash in money market funds and certificates of deposit with a financial institution.

Leases - In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”. The amendments in this ASU requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities.

Related Party Transactions - Related parties include the Company’s founders, principal stockholders, management, directors, and their immediate families, as well as entities in which these individuals or the Company have a significant influence or controlling interest. Transactions involving related parties are accounted for based on the economic substance of the transactions. The Company records purchases of goods or services from related parties at the agreed-upon exchange amounts, which may not necessarily reflect terms that would be negotiated with independent third parties. Receivables from and payables to related parties are presented in the balance sheets and are non-interest-bearing unless otherwise specified. The Company discloses the nature and amounts of significant related party transactions in the notes to the financial statements in accordance with ASC 850, Related Party Disclosures.

Concentration of Customers and Suppliers - The Company is subject to concentration risks with respect to accounts receivable. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company monitors economic and market conditions and identifies significant customers as those representing 10% or more of total revenue or accounts receivable.

Additionally, the Company relies on a limited number of third-party suppliers for critical hardware components, such as high-performance GPUs, networking equipment, and data center infrastructure. The inability of these key suppliers to fulfill orders in a timely manner or a significant increase in component costs could adversely affect the Company’s operations and financial results. The Company identifies significant suppliers as those representing 10% or more of total purchases or accounts payable. Significant customer and supplier concentrations, if any, are disclosed in the notes to the financial statements.

Segment reporting - The Company’s chief operating decision maker (the “CODM”), consisting of the Chief Executive Officer and the Chief Technology Officer, reviews financial information on a basis to assess performance and allocate resources; accordingly, the Company operates in a single reportable segment. The measure of segment profit or loss is net income (loss), and the measure of segment assets is total assets, consistent with the accompanying financial statements. Significant segment expenses regularly provided to the CODM are the operating expense captions presented on the statements of operations; other segment items, consisting of other income (expense), net and income tax provision. The Company does not present geographical segments.

Earnings (loss) per share - Earnings (loss) per share is computed in accordance with ASC 260. Basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. The Company has only one class of ordinary shares, which have identical rights with respect to earnings and dividends. There are no participating securities or other instruments with rights to share in the Company’s undistributed earnings outstanding, and accordingly, the two-class method is not applicable.

Diluted earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period plus the effect of dilutive potential ordinary shares. Potential ordinary shares are included in the computation of diluted earnings (loss) per share when their effect is dilutive. For the year ended December 31, 2025, the Company’s 595,000 outstanding stock options with a weighted-average exercise price of $0.258 were included in the computation of diluted earnings per share under the treasury stock method, as the weighted-average exercise price was below the fair value per ordinary share of $0.6426 as determined by an independent valuation specialist.

Recent Accounting Pronouncements - The Financial Accounting Standards Board (FASB) periodically issues Accounting Standards Updates (ASUs) to the FASB Accounting Standards Codification. Management evaluates all recently issued accounting pronouncements to determine their applicability to the Company.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This standard requires disaggregated information about a reporting entity’s effective tax rate reconciliation and information on income taxes paid. For private companies, the standard is effective for annual periods beginning after December 15, 2025. The Company is currently evaluating the impact of this standard on its income tax disclosures but does not expect it to have a material impact on its financial statements.

Recently issued accounting pronouncements not listed above were evaluated and determined to be either not applicable or not expected to have a material impact on the Company’s financial statements.

NOTE 3 - LIQUIDITY AND GOING CONCERN

For the year ended December 31, 2025, the Company had a net income of $535 and net cash inflow in operating activities of $1,510. As of December 31, 2025, our current assets exceeded our current liabilities by $1,394, we had cash and cash equivalents of $3,032, and retained earnings of $69. The Company generated total revenue of $12,373 for the year ended December 31, 2025, representing a 96% increase from $6,321 for the period from inception (May 10, 2024) to December 31, 2024.

Subsequent to the balance sheet date, on August 10, 2026, the Company entered into a definitive merger agreement with SAIHEAT Limited (“SAIHEAT”), pursuant to which the Company will become a wholly-owned subsidiary of SAIHEAT (see Note — Subsequent Events). The transaction includes a concurrent private investment in public equity (“PIPE”) financing of approximately $4.5 million, which, upon completion, is expected to provide the Company with additional capital resources. The closing of the merger is subject to customary conditions, including shareholder approval and Nasdaq listing approval. Management believes that existing cash reserves and projected cash flows from operations, together with the anticipated proceeds from the merger transaction, will be adequate to meet the Company’s anticipated cash needs for at least the next 12 months from the date of this report. However, should the merger transaction fail to close, or should there be changes in business conditions, strategic opportunities, or other developments, additional cash resources may be required. In such circumstances, the Company may consider raising funds through debt or equity financing or securing a credit facility.

NOTE 4 - ACCOUNTS RECEIVABLE

Accounts receivable as of December 31, 2024 and 2025, consisted of the following:

	As of	As of
	December 31,	December 31,
	2024	2025
	US$	US$
Accounts receivable	331	460
Less: allowance for credit losses	—	—
Accounts receivable, net	331	460

NOTE 5 - ACCOUNTS PAYABLE

Accounts payable consisted primarily of amounts owed to vendors for goods and services purchased in the ordinary course of business. The Company periodically reviews its outstanding payables to identify long-outstanding or disputed items. As of December 31, 2024 and 2025, accounts payable totaled $54 and $1,774, respectively.

NOTE 6 - LONG TERM BORROWINGS - PROMISSORY NOTES

During 2024, the Company issued three unsecured promissory notes (the “Notes”) to fund its operations. The key terms of the Notes are summarized as follows:

Lender	Effective Date	Maturity Date	Principal Amount	Interest Rate
Bit Digital AI, Inc.	2024/5/30	2027/5/30	$1,000,000	0% (zero-coupon)
Horizon AI Ventures LLC	2024/6/5	2027/6/5	$340,000	0% (zero-coupon)
Signal Pulse Hardware & Networks Inc.	2024/6/13	2027/6/13	$500,000	15% per annum
Total			$1,840,000

The Notes are general unsecured obligations of the Company and rank pari passu with each other. The Notes are senior to outstanding indebtedness and creditor claims to the extent such indebtedness or claims are not expressly senior to the Notes, and are senior to preferred and common stock. Each Note has a term of three years from its respective effective date. Interest on the Signal Pulse note accrues at 15% per annum and is payable at maturity. The two zero-coupon notes do not accrue any interest.

Each Note contains provisions for additional tranche investments by the respective lender upon the achievement of certain milestones (Project Completion and Deployment of 128 high-performance servers). If fully funded, the total Purchase Amount under all three Notes could increase to up to $5,500,000. As of December 31, 2025, no additional tranche investments had been funded, as the milestone conditions had not been met.

Upon the occurrence of a Liquidity Event (including a Change of Control, Direct Listing, or Initial Public Offering) prior to the Maturity Date, each lender is obligated to pay any unpaid additional tranche investments to the Company, and the full Purchase Amount (as so increased) shall become immediately due and payable to the lender in cash.

In accordance with ASC 835-30, the two zero-coupon notes were initially recorded at the present value of future cash flows, discounted at the market rate of interest of 12% for similar borrowings. The difference between the face amount and the present value is recorded as a debt discount, which is amortized to interest expense over the term of the notes using the effective interest method. The Signal Pulse note, with a stated interest rate of 15%, was recorded at face value, as the stated rate exceeds the market rate.

	As of	As of
	December 31,	December 31,
	2024	2025
	US$	US$
Long Term borrowing — face value	1,840	1,840
Less: Unamortized debt discount	319	197
Net Long Term borrowing	1,521	1,643
Plus: Accrued interest payable (Signal Pulse note, 15%)	41	116
Total carrying amount	1,562	1,759

For the year ended December 31, 2025, the Company recognized total interest expense of $197 in connection with the Notes, comprising $75 of cash interest accrued on the Signal Pulse note at 15% per annum and $122 of non-cash interest expense from the amortization of debt discounts on the zero-coupon notes using the effective interest method at 12%. Interest expense recognized on the Notes is included within other income (expense) in the accompanying statements of operations.

For the period from May 10, 2024 (inception) through December 31, 2024, the Company recognized total interest expense of $108 in connection with the Notes, comprising $41 of cash interest accrued on the Signal Pulse note at 15% per annum and $67 of non-cash interest expense from the amortization of debt discounts on the zero-coupon notes using the effective interest method at 12%.

On August 10, 2026, in connection with the execution of the Agreement and Plan of Merger with SAIHEAT Limited (the “Merger”), the Company concurrently entered into a repayment agreement with the holders of the Notes, pursuant to which the aggregate outstanding principal amount of $1,840 under the Notes, together with all accrued and unpaid interest thereon, is required to be repaid in full in cash upon the closing of the Merger. As a result, the maturities of the Notes will be accelerated to the closing date of the Merger, and upon such repayment, the Notes will be extinguished and the Company will have no further obligations thereunder.

NOTE 7 - INCOME TAXES

Income (Loss) before income taxes for the period from May 10, 2024 (inception) through December 31, 2024 and the year ended December 31, 2025, are as follows:

	For Year Ended December 31, 2025 and the Period from May 10, 2024 (Inception) through December 31, 2024
	2024	2025
	US$	US$
Domestic	(1,072)	730
Foreign	—	—
Total	(1,072)	730

All of the Company’s operations are conducted within the United States. The Company does not have any foreign operations or foreign subsidiaries as of December 31, 2025 and 2024.

The provision for income taxes for the period from May 10, 2024 (inception) through December 31, 2024 and the year ended December 31, 2025 consisted of the following:

	For Year Ended December 31, 2025 and the Period from May 10, 2024 (Inception) through December 31, 2024
	2024	2025
	US$	US$
Current tax expense:
Total current tax expense	193	1

Deferred tax provision (benefit):
Total deferred tax provision (benefit)	(799)	194

Provision for income taxes	(606)	195

The Company’s current tax expense for the period from May 10, 2024 (inception) through December 31, 2024 represents federal and state income taxes accrued on taxable income for that period, which was increased by the capitalization of research and experimental (R&E) expenditures under Internal Revenue Code (IRC) Section 174. The current tax expense for the year ended December 31, 2025 represents state minimum taxes. The deferred tax benefit of $799 recognized for the period from May 10, 2024 (inception) through December 31, 2024 was driven by the recognition of deferred tax assets arising from the capitalization of R&E expenditures under IRC Section 174 and from federal and state net operating loss carryforwards. The deferred tax expense of $194 recognized for the year ended December 31, 2025 primarily reflects the utilization of federal and state net operating loss carryforwards against taxable income for that year, the amortization of capitalized R&E expenditures, and the increase in the valuation allowance, partially offset by the increase in the deferred tax asset related to state research and development credit carryforwards.

Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2025 and 2024 are as follows:

	For Year Ended December 31, 2025 and the Period from May 10, 2024 (Inception) through December 31, 2024
	2024	2025
	US$	US$
Deferred tax assets:
Foreign research and development expense	479	446
Federal and State net operating loss carryforward	320	158
State research and development credits	55	168
Total deferred tax assets	854	772
Valuation allowance	(55)	(168)
Net deferred tax assets	799	604

Deferred income taxes are provided for temporary differences relating primarily to the capitalization of research and experimental expenditures under IRC Section 174 (effective for tax years beginning after December 31, 2021), state net operating loss carryforwards, state research and development credits, and state income tax for financial statement and income tax reporting purposes.

Pursuant to the One Big Beautiful Bill Act enacted in July 2025, which added Section 174A to the Internal Revenue Code, domestic research and experimental (R&E) expenditures paid or incurred in taxable years beginning after December 31, 2024 are no longer required to be capitalized and may be currently deducted for tax purposes, while foreign R&E expenditures remain required to be capitalized and amortized over fifteen years under IRC Section 174. For the year ended December 31, 2025, the Company currently deducted its domestic R&E expenditures in accordance with Section 174A. The Company’s capitalized R&E expenditures of approximately $2,333 incurred in 2024 relate to foreign research and are being amortized over fifteen years, beginning with the midpoint of the taxable year in which such expenditures were paid or incurred. The amount capitalized for financial reporting purposes differs from the amount reported on the Company’s income tax return, which was filed under pre-Section 174A rules. The Company intends to amend the return to conform to Section 174A; the effect is not expected to be material. This capitalization creates a temporary difference between the financial statement carrying amounts and the tax basis, resulting in a deferred tax asset.

	For Year Ended December 31,
	2024	2025
	US$	US$
Valuation allowance — beginning of year	—	55
Charge to tax expense in current year	55	113
Valuation allowance — end of year	55	168

The Company has recorded a valuation allowance of $168 and $55 as of December 31, 2025 and 2024, respectively, against the deferred tax asset related to California research and development credit carryforwards, as the Company does not expect to generate sufficient California taxable income to utilize the credits. The Company has not recorded a valuation allowance against its remaining deferred tax assets, including those arising from the capitalization of R&E expenditures under IRC Section 174 and from federal and state net operating loss carryforwards. In assessing the need for a valuation allowance, the Company considered all available positive and negative evidence, including its limited operating history, the loss reported for the period from May 10, 2024 (inception) through December 31, 2024, its taxable income and net income for the year ended December 31, 2025, and its projections of future taxable income.

The valuation allowance increased by approximately $113 and $55 for the year ended December 31, 2025 and the period from May 10, 2024 (inception) through December 31, 2024, respectively. The Company estimated its deferred tax assets using the federal statutory income tax rate of 21% and the California state income tax rate of 8.84% for the year ended December 31, 2025 and the period from May 10, 2024 (inception) through December 31, 2024.

The Company complies with generally accepted accounting principles to account for uncertainty in income taxes. In evaluating the Company’s tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances. The Company’s income tax filings are subject to audit by various taxing authorities.

NOTE 8 - CONCENTRATIONS OF CREDIT RISK

The Company often maintains cash balances in excess of federally insured limits.

For the year ended December 31, 2025, the Company had five vendors that comprised 70% of the Company’s annual material purchases and services. As of December 31, 2025, there were three vendors totaling 100% of outstanding payables. The Company does not believe that the loss of any of these vendors would have a material adverse effect on the Company’s business, results of operations, or financial condition, as alternative suppliers are available. The Company does not expect this concentration to persist in future periods.

For the year ended December 31, 2025, the Company had two customers that comprised 79% of total revenue. As of December 31, 2025, there were three customers totaling 89% of outstanding receivables.

NOTE 9 - EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) plan for all eligible employees. Employer profit sharing contributions to the plan are made at the discretion of the Company’s board of directors. For the year ended December 31, 2025, the Company elected to forgo a profit sharing contribution.

NOTE 10 - STOCK - BASED COMPENSATION

In 2025, the Company adopted an equity incentive plan, which is intended to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and directors and to promote the success of the Company’s business.

Options vest 1/4th of the shares on the first anniversary of the grant date, and the options will become vested and exercisable on the same day of each month thereafter as to 1/48th of the shares until fully vested. Options expire ten years from the grant date.

In January 2025, the Company granted to seven employees options to purchase 745,000 shares of common stock at an exercise price of $0.258 per share. In March and May 2025, 150,000 shares of the granted options were cancelled due to participant terminations. No options vested or were exercised during the year. The stock-based compensation expense of $170 was recognized for the year ended December 31, 2025.

Options activity for the year ended December 31, 2025 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)

Outstanding at January 1, 2025	-	$-	-
Options granted	745,000	$0.26
Options cancelled	-150,000	$0.26
Outstanding at December 31, 2025	595,000	$0.26	9.08

The fair value of each option grant is estimated using the binomial (lattice) option pricing model with the following weighted-average assumptions:

Amount
Expected dividend yield (1)	0%
Risk-free interest rate (2)	4.43%
Expected volatility (3)	66-82%
Expected life (4)	6.27

(1)	The Company has no history or expectation of paying cash dividends on its common stock.

(2)	The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected life of the awards in effect at the time of grant.

(3)	The Company used the historical volatility of comparable publicly traded companies in determining the expected volatility range of its common stock.

(4)	The expected life represents the period of time that options granted are expected to be outstanding.

The weighted-average grant date fair value of options granted during the year was $0.529 per option.

NOTE 11 - AMOUNT DUE TO RELATED PARTY

The following is a list of the related parties with whom the Company conducted transactions for the year ended

December 31, 2024 and 2025, and their relations with the Company:

Name of the related parties	Relation with the Company
Mr.Tao Zhang	Founder, chairman of board of director, chief executive officer

	As of	As of
	December 31,	December 31,
	2024	2025
	US$	US$
Amount due from related parties
Mr.Tao Zhang	8	—
	8	—

The amount due to Mr. Tao Zhang of $8 as of December 31, 2024 represents reimbursements payable to the chief executive officer for expenses he incurred on behalf of the Company’s operations. The amounts were unsecured, non-interest-bearing and had no fixed repayment terms. The balance was included within “Accounts payable” on the accompanying balance sheets as of December 31, 2024. As of December 31, 2025, the balance was nil as the reimbursements had been settled.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

From time to time, the Company is subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of December 31, 2025, the Company has no litigations.

NOTE 13 - EARNING (LOSS) PER SHARE

The following table presents the computation of basic and diluted earnings (loss) per share (in thousands, except per share data):

	For Year Ended December 31, 2025 and the Period from May 10, 2024 (Inception) through December 31, 2024
	2024	2025
	US$	US$
Net (loss) income	(466)	535
Basic weighted average shares	10,000,000	10,000,000
Effect of dilutive stock options		356,111
Diluted weighted average shares	10,000,000	10,356,111
Basic (loss) earnings per share	(0.0466)	0.0535
Diluted (loss) earnings per share	(0.0466)	0.0517

Determined under the treasury stock method using the fair value per ordinary share of $0.6426 as determined by an independent valuation specialist.

NOTE 14 - SUBSEQUENT EVENTS

On August 10, 2026, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with SAIHEAT Limited, a Cayman Islands exempted company (“SAIHEAT”), and Saiheat Merger Sub, Inc., a wholly-owned subsidiary of SAIHEAT (“Merger Sub”). Pursuant to the terms of the Merger Agreement, Merger Sub will merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of SAIHEAT. The merger consideration will consist entirely of newly issued SAIHEAT ordinary shares, with no cash consideration. Upon completion of the merger, SAIHEAT will be renamed “Canopy Wave Holdings Inc.” and is expected to trade on the Nasdaq Stock Market under the ticker symbol “CWAV.” The closing of the merger is subject to customary closing conditions, including the approval of SAIHEAT’s shareholders, Nasdaq listing approval, and the completion of a concurrent private investment in public equity (“PIPE”) financing of approximately $4.5 million. As of the date of issuance of these financial statements, the merger had not yet been completed.